SSR MINING INC.

(the “Corporation”)

CERTIFICATE OF OFFICER

TO:

The Canadian Securities Regulatory Authorities in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland

RE:	Abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

The undersigned, Adrian G. Dirassar, the duly appointed Vice President, Legal, General Counsel and Corporate Secretary of the Corporation, hereby certifies for and on behalf of the Corporation and not in his personal capacity, that:

(a)

in accordance with the requirements set out in section 2.20(a) of NI 54-101, the Corporation has arranged to have proxy-related materials for the special meeting of the holders of common shares of the Corporation to be held on July 10, 2020 to be sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)

in accordance with the requirements set out in section 2.20(b) of NI 54-101, the Corporation has arranged to carry out all of the requirements in NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Corporation is relying upon section 2.20 of NI 54-101.

DATED as of June 9, 2020.

By:	“Adrian G. Dirassar”
Adrian G. Dirassar
Vice President, Legal, General Counsel and Corporate Secretary